U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Powertech, Inc.
-------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

            Nevada                                     86-0914695
-------------------------------------------------------------------------------
(State or Other Jurisdiction of            (I.R.S. Employer Identification No.)
Incorporation or Organization)

370-1122 Mainland Street, Vancouver, British Columbia, Canada       V6B 5L1
-------------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip Code)

Issuer's telephone number: (604) 669-2255
                           ----------------------------------------------------

Securities to be registered under Section 12(b) of the Act:  None.


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                                (Title of class)

                                     PART I


Item 1. Description of Business

General

Powertech, Inc. ("Powertech") was incorporated under the laws of the State of Nevada on May 4, 1998 to engage in the business of Internet software and hardware development. The company neither owned nor leased any real or personal property, and had no specific business plan other than to engage in a merger or acquisition with an unidentified company. Following its purchase of all the issued and outstanding shares of NETSentry Technology, Inc. ("NETSentry") on February 12, 1999, described below, Powertech is a development stage that intends to develop and exploit technologies that improve efficiency, reliability and recoverability on Internet protocol ("IP") networks. Unless the context otherwise indicates or requires, Powertech together with NETSentry, its wholly-owned subsidiary, are referred to in this registration statement as the "Company."

NETSentry

Pursuant to a Share Purchase Agreement dated for reference January 11, 1999, as amended by agreement dated January 29, 1999, Powertech acquired from Randy Voldeng and Dragos Ruiu all of the issued and outstanding shares of NETSentry Technology, Inc. ("NETSentry") in consideration of $115,000, payable by the issuance of 2,442,500 shares to each of them, or an aggregate of 4,885,000 shares, plus an additional aggregate of 1,000,000 shares from three persons then serving as directors of Powertech, and Powertech's having unencumbered funds of $1,012,500. The transaction closed on February 12, 1999. On that date, Mr. Voldeng and Mr. Ruiu entered into Non-Competition Agreements with NETSentry as a condition of closing.

NETSentry was incorporated under the Company Act of British Columbia on May 22, 1998 to develop and exploit technologies that improve the efficiency, reliability and recoverability on IP networks. It was a development stage company that had not earned any revenues and that required substantial financing to develop the technologies into marketable products.

NETSentry's business will focus on the development and marketing of software products to enhance the efficiency, reliability and recoverability of the IP networks deployed by national backbone operators, regional backbone operators, internet service providers and large corporations.

Marketing and Distribution of New Products

NETSentry and Hewlett Packard Network Test Division executed a Memorandum of Understanding, dated May 15, 1998, with respect to a marketing and distribution structure for NETSentry's ProbeNET distributed measurement software, providing for a period of 24 months beginning with the product release date, which is expected to occur at the end of the 4th quarter of 1999. The Memorandum of Understanding which is subject to mutually agreed annual renewal terms, require the Company to sell the ProbeNET software to HP at a discount from the net selling price.

ProbeNET is a software package - a distributed network problem-solving tool for network professionals. IP routing and address resources are distributed throughout IP Networks, as are their associated problems. ProbeNET is a network wide "Logic Analyzer" used to identify, monitor and take action on interesting events, conditions and traffic that happen at different times and places within the network.


Competition

ProbeNET is a technology that enables the network professional to make a network related measurement in a fast and efficient manner; it differentiates itself from other measurement tools by combining data intelligently collected from distributed measurement points into a single, meaningful reporting mechanism. It also is a highly customizable tool that uses a deployed architecture to capture and analyze anything, anywhere, anytime on the network.

There are vendors providing measurements for specific applications, such as IP billing, network performance, service level agreements and policy management, but the Company's management is not aware of any commercially available, comprehensive test tools like ProbeNET.

In general, however, the development of Internet software and hardware is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Some of the Company's competitors have greater financial and other resources than the Company. Consequently, such entities may begin to develop, manufacture, market and distribute Internet software and hardware that is substantially similar or superior to the Company's products. There is no assurance that the Company will be able to develop and sell products that have a competitive advantage in the market.

Government Supervision and Regulation

The phenomenal growth of the Internet indicates a fundamental change in the way people and organizations interact. Electronic connectivity, once solely the realm of larger corporate business systems, is now impacting every business segment in the worldwide economy and all consumers in the form of the Internet. Voice, fax, e-commerce and video now converge on the Internet. However, although the Government is closely monitoring the development of this new communications infrastructure, especially to ensure there is fair competition, the Internet is largely unregulated.

Research & Development

The Company estimates spending approximately $1 million on product development during fiscal 2000, including $175,000 in expected support funding from Technology BC, a British Columbia provincial government funding program for joint development activities between the Company and Advanced Technology Group of the British Columbia Institute of Technology.

Employees

As of September 30, 1999, the Company employed 10 full-time employees, including programmers, technicians and others. The Company considers relations with employees to be good.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Forward-Looking Statements. The discussion and analysis below, and throughout this Form 10-SB, contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or suggested in the forward-looking statements. The following discussion and analysis should be read in conjunction with the Financial Statements and notes thereof that appear elsewhere in this report.

The independent auditors' report comments that the Company's having no established source of revenue and its being dependent on its ability to raise substantial amounts of equity funds raise substantial doubt about the Company's ability to continue as a going concern. The technologies the Company intends to develop will require significant cash. The ability of the Company to develop the technologies into marketable products is dependent on management's ability to obtain adequate additional financing, develop commercially saleable products and achieve profitable operation. There can be no assurance that any of these objectives will be realized.

Plan of Operation

The Company has not had revenues from operations since inception. With the acquisition of NETSentry, Powertech's plan of operation contemplates obtaining additional financing of about $1.5 million in the next 6 months necessary for the continued development of its technologies in order to achieve profitable operations. Attracting additional members to a team of highly skilled experienced technical professionals, including programmers and marketing engineers, also is contemplated.

With the additional financing and staff, the Company expects to continue development of and to launch ProbeNET and other innovative products during the next several years, currently including:

oProbeNET Version 2 - will include an architecture for consultants and customers to develop customizable measurements and will include more advanced inter-probe communication to provide more detailed network performance measurement; estimated release in the third quarter of 2000.

oTestBOT - a hardware platform designed for use by system and network administration professionals, with 5 prototypes estimated for release in the third quarter of 2000; envisioned as a portable 270MIPS/32Mb/100 base T handheld, battery operated management console and test tool about the size and weight of a 35mm camera.

oMineNET -- a custom access and report generation add-on for large customers that will allow more powerful information mining from the databases of ProbeNET

There can be no assurance that any of the products under development will be successfully developed or will be commercially successful.

Item 3.  Description of Property.

The Company subleases office space of approximately 2300 square feet for its executive offices and primary operating facility from an unrelated entity for monthly rent of CDN $4606 on a lease expiring on May 15, 2001, with an option to extend the lease for two years and to increase the space by 1000 square feet. The Company also leases approximately 750 feet for its main test lab and network infrastructure facility in an adjacent building for monthly rent of CDN $833 on a lease expiring on June 15, 2001, with an option to extend the lease for two years. The Company also maintains at no cost a test lab at the home of Mr. Ruiu in Vancouver and a remote test site at an apartment of Mr. Ruiu in Edmonton, Alberta. In the opinion of management, these properties are adequate and suitable for the Company's use for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of September 30, 1999, the beneficial ownership of shares of Company's common stock by any person known to be the beneficial owner of more than 5%, each of the directors and executive officers, and all directors and executive officers as a group. Except as otherwise indicated, each of the persons named has sole voting and investment power with respect to all shares beneficially owned. Beneficial ownership is calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934.

                                       Amount and Nature
Name of Beneficial Owner            of Beneficial Ownership   Percent of Class
------------------------           ------------------------   -----------------

Randy Voldeng                            2,942,500 shares           19.4%
370-1122 Mainland Street
Vancouver, BC  V6B 5L1

Dragos Ruiu                              2,942,500 shares           19.4%
370-1122 Mainland Street
Vancouver, BC  V6B 5L1

Officers & Directors as a group
(2 persons)                              5,885,000 shares           38.8%

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company are:

Name                                Age             Principal Occupation
----                                ---             --------------------

Randy Voldeng                       50              Director, President and
                                                    Chief Executive Officer of
                                                    Powertech and NETSentry


Dragos Ruiu                         32              Director and Executive Vice
                                                    President of Powertech
                                                    and NETSentry


Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected or appointed and qualified. Each officer serves at the discretion of the Board of Directors. There is no family relationship between or among any of the directors or executive officers.

Randy Voldeng is a director and the President and Chief Executive Officer of Powertech and NETSentry. Prior to co-founding NETSentry, Mr. Voldeng was the President of Hayes Voldeng Management, Inc. Prior to founding Hayes Voldeng Management, Inc. in 1993, Mr. Voldeng was responsible for worldwide sales and marketing for the IDACOM Telecom Division of Hewlett-Packard ("HP"). Previous to that, he served as HP's Operations Manager. Before joining HP, Mr. Voldeng was Vice-President and Chief Operating Officer of IDACOM Electronics Ltd. of Edmonton, Alberta. While at IDACOM Electronics Ltd., he played a key role in the company's management and eventual sale to HP.

Dragos Ruiu is a director and Executive Vice President of the Powertech and NETSentry. Prior to co-founding NETSentry, Mr. Ruiu spent six years in product management and strategic product planning at the Network System Test Division of HP. During his last three years, he focused on the formation and launch of new business units targeted at developing new test products for emerging network and multimedia technologies. Mr. Ruiu was also the founder of the ATM Forum Testing Working Group and has co-authored books on Frame Relay, ATM and Digital Video. Prior to joining HP, Mr. Ruiu served as a product-marketing engineer for IDACOM Electronics Ltd.

By virtue of their positions and beneficial ownership of shares, each of Messrs. Voldeng and Ruiu may be deemed a "control person" and a "parent"of the Company, within the definition of those terms in Rule 12b-2 of the Securities Exchange Act of 1934.

By virtue of their activities in founding and organizing Powertech and NETSentry, each of Messrs. Voldeng, Ruiu, Daniel Para, David Raftery, Daniel Hodges and Ms. Kathy Para, who is married to Daniel Para, may be deemed a "promoter" of those companies, within the definition of that term in Rule 12b-2 of the Securities Exchange Act of 1934.

Item 6. Executive Compensation.

Neither the Chief Executive Officer nor any other executive officer of the Company received compensation (total salary and bonus) in excess of $100,000 in any fiscal year since inception. Mr. Voldeng, Chief Executive Officer, received $12,000 from May 22, 1998, inception of NETSentry, through December 31, 1998, and Dragos Ruiu, Chief Technical Officer, received $15,000 during that period. In 1999, each of Messrs. Voldeng and Ruiu will receive a salary of $90,000 CDN.


Item 7.  Certain Relationship and Related Transactions.

Pursuant to a Share Purchase Agreement dated for reference January 11, 1999, as amended by agreement dated January 29, 1999, Powertech acquired all of the issued and outstanding shares of NETSentry from Messrs. Voldeng and Ruiu in consideration of $115,00 payable by the issuance of 2,442,500 shares to each of them, or an aggregate of 4,885,000 shares, plus the transfer of an aggregate of 1,000,000 shares from promoters Kathy Para (300,000), Daniel Hodges (400,000) and David Raftery (300,000).

Each of Ms. Para and Mr. Raftery had acquired 300,000 shares in August 1998 for management services rendered. Mr. Hodges had acquired 400,000 shares in June 1998 for management services and organizational development services provided. Daniel Para, another promoter who is married to Kathy Para, acquired 600,000 shares in December 1998 for $.03125 per share.

NETSentry has entered into an option agreement dated September 10, 1998 with a company controlled by Mr. Ruiu to obtain the related rights and equipment for an internet protocol tester known as TestBOT for $50,000 in cash and 500,000 common shares of Powertech. Management expects to exercise the option after it completes its next round of financing.

Item 8.  Description of Securities.

The securities being registered are shares of common stock, par value $.001. There are 100,000,000 shares of common stock authorized, with 15,194,800 issued and outstanding as of September 30, 1999. Each of the common shares is entitled to one vote on all matters submitted to a vote of the stockholders. There are no cumulative voting rights or other special voting rights; nor are there any preemptive rights, or any preference as to dividends or interest or upon liquidation.

                                     PART II


       Item 1. Market Price of and Dividend on the Registrant's Common Equity
                         and Other Shareholder Matters.

The shares of common stock were quoted and traded on the OTC Bulletin Board for two days, from January 11, 1999 until the trading suspension on January 13, 1999. Trading has not resumed. The following table sets forth the high and low bid prices for such shares during the period of trading, as reported by the National Association of Securities Dealers, Inc. See "Item 2. Legal Proceedings."

           Date                 High                Low                Volume

1-11-99           1-1/2                  1-1/2                  5,000
1-12-99           1-33/64                1-7/16             1,514,000
1-13-99           1-5/8                  1-7/16               627,000

The quotations set forth above reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions

Holders. As of September 30,1999, there were approximately 42 holders of record of the Company's shares.

Dividends. The Company has not declared any dividends since inception and does not intend to declare or pay any cash dividends in the foreseeable future. Rather, any net earnings shall be used for working capital and other corporate purposes.

Item 2. Legal Proceedings.

There are no material legal proceedings pending to which the Company is a party or to which any of its property is the subject.

On January 13, 1999, the Securities and Exchange Commission ("SEC") announced the temporary suspension, pursuant to Section12 (k) of the Securities Exchange Act of 1934, of over the counter trading of the securities of Powertech, commencing at 9:30 a.m. on January 14, 1999 and terminating at 11:59 p.m. on January 28, 1999, because of questions raised about the accuracy and adequacy of publicly disseminated information concerning, among other things, contracts entered into by the issuer.

The SEC also is conducting a private investigation pursuant to a formal order entered on January 26, 1999, styled In the Matter of PTC Group, Inc. (NY-6515).

Item 3.  Changes in and Disagreements with Accountants.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

On June 18, 1998, 400,000 shares were issued to Daniel Hodges for management services and organizational development services rendered. On August 14, 1998, 300,000 shares were issued to each of Kathy Para and David Raftery, then directors, for management services rendered. There were no underwriters involved in these issuances. These shares were not registered under the Securities Act of 1933 in reliance upon the exemption afforded by Section 4(2)

On September 10, 1998, 3,200,000 shares were issued at $.03125 per share, or an aggregate consideration of $100,000, to 42 accredited investors outside the United States, without registration, in reliance upon the exemptions provided by Rule 504 of Regulation D and Rule 903 of Regulation S. There were no underwriters involved.

On September 30, 1998, 3,550,000 shares were issued at $.01 per share for consulting services to 12 persons outside the United States, without registration, in reliance upon the exemptions provided by Rule 504 of Regulation D and Rule 903 of Regulation S. There were no underwriters involved.

On December 7, 1998, 1,750,000 shares were issued at $.03125 per share, or an aggregate consideration of $54,688, to 6 accredited investors outside the United States, without registration, in reliance upon the exemptions provided by Rule 504 of Regulation D and Rule 903 of Regulation S. There were no underwriters involved.

On February 12, 1999, Powertech acquired from Randy Voldeng and Dragos Ruiu, citizens of Canada and residents of British Columbia, all of the issued and outstanding shares of NETSentry in consideration of $115,000 payable by the issuance of 2,442,500 shares to each of them, or an aggregate of 4,885,000 shares, without registration, in reliance upon the exemptions afforded by
Section 4(2) and Rule 903 of Regulation S. There were no underwriters involved.

Item 5. Indemnification of Directors and Officers.

Pursuant to Nevada Revised Statutes ("NRS") 78.7502 of the Nevada General Corporation Law, a corporation may indemnify an officer, director, employee or agent who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except a derivative action, by reason of the fact that he is or was an officer, director, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
                                       9

Pursuant to NRS 78.751, any discretionary indemnification under NRS 78.7502 may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by: (a) the stockholders; (b) the board of directors by majority vote of directors who were not parties to the action, suit or proceeding; or (c) by independent legal counsel in a written opinion.

Article TWELVE of the Company's Articles of Incorporation provides that no director or officer of the corporation shall be personally liable for damages for breach of fiduciary duty as a director or officer involving any act or omission except those involving intentional misconduct, fraud or a knowing violation of law, or the payment of unlawful distributions to shareholders in violation of NRS 78.300.


      Index to Financial Statements

The following consolidated financial statements of the Company are filed as part of this registration statement.


                                                                                                  Page #
                                                                                                  ------
CONSOLIDATED FINANCIAL STATEMENTS OF THE REGISTRANT

Independent Auditors on the Consolidated Financial Statements
at June 30, 1999 and for the six months then ended                                                 12

Consolidated Balance Sheets as at June 30, 1999 and December 31, 1998                              13

Consolidated Statement of Operations for the cumulative period from inception to June 30, 1999, and for the periods from inception to December 31, 1998
and January 1, 1999 to June 30, 1999                                                               14

Consolidated Statement of Cash Flows for the cumulative period from inception to June 30, 1999, and for the periods from inception to December 31, 1998
and from January 1, 1999 to June 30, 1999                                                          15

Consolidated Statement of Stockholders' Equity from inception to
June 30, 1999                                                                                      16

Notes to the Consolidated Financial Statements                                                  17-21

Independent Auditor's Report on the Financial Statements as at
December 31, 1998, and for the period from inception toDecember 31, 1998                           22

Balance Sheet as at December 31, 1998                                                              23

Statement of Operations for the period from inception to
December 31, 1998                                                                                  24

Statement of Stockholders' Equity for the period from inception
to December 31, 1998                                                                               25

Statement of Cash Flows for the period from inception to
December 31, 1998                                                                                  26



Notes to 1998 Financial Statement                                                               27-29

FINANCIAL STATEMENTS OF BUSINESS ACQUIRED

Independent Auditors'Report on the Financial Statements as at February 11, 1999
and December 31, 1998, and for the periods from January 1, 1999 to February 11,
1999, from inception to December 31, 1998, and for the cumulative period from
inception to February 11, 1999                                                                     30

Balance Sheets as at February 11, 1999 and December 31, 1998                                       31

Statement of Operations for the cumulative period from inception to February 11,
1999 and for the periods from January 1, 1999 to February 11, 1999 and from
inception to December 31, 1998                                                                     32

Statement of Cash Flows for the cumulative period from inception to February 11,
1999 and for the periods from January 1, 1999 to February 11, 1999 and from
inception to December 31, 1998                                                                     33

Statement of Stockholders' Equity from inception to February 11, 1999                              34

Notes to the Financial Statements                                                               35-38

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Notice to Reader                                                                                   39

Pro-Forma Consolidated Statement of Operations for the period from
inception to December 31, 1998                                                                     40

Pro-Forma Consolidated Statement of Operations for the six months
ended June 30, 1999                                                                                41

Note to the Pro-Forma Consolidated Statement of Operations                                         42


INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors
and Shareholders of Powertech, Inc.


We have audited the consolidated balance sheet of Powertech, Inc. as at June 30, 1999 and the consolidated statements of operations, cash flows and stockholders' equity for the six months then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Powertech, Inc. as at June 30, 1999 and the results of its operations and its cash flows for the six months then ended in accordance with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at December 31, 1998 and for the period from inception to December 31, 1998 were audited by a firm of certified public accountants who expressed an opinion without reservation on those statements in their report dated October 5, 1999.


                                                        /s/ Davidson & Company
                                                       -----------------------
Vancouver, Canada                                      Chartered Accountants
September 1, 1999

-------------------------------------------------------------------------------
Powertech, Inc.
(A Development Stage Company)
Consolidated Balance Sheet
(expressed in U.S. dollars)


                                                                            June 30,      December 31,
                                                                              1999               1998
--------------------------------------------------------------------------------------------------------

                             Assets
Current
   Cash and term deposits                                         $         532,217   $               -
   Prepaids                                                                   6,088                   -
   Receivables                                                               20,623                   -
   Due from company controlled by a shareholder
     (Note 3)                                                                16,463                   -
   Stock subscription receivable                                                  -              55,688
                                                                      ---------------     ---------------

                                                                            575,391              55,688
Capital assets (Note 4)                                                     124,879                   -
Technology (Notes 5 and 6)                                                   94,231                   -
                                                                      ---------------     ---------------

                                                                  $         794,501   $          55,688
                                                                      =============== ===================

---------------------------------------------------------------------------------------------------------

                          Liabilities
Current
   Bank indebtedness                                              $               -   $           1,841
   Accounts payable and accruals (Note 7)                                    66,316              12,611
                                                                      ---------------     ---------------

                                                                             66,316              14,452
                                                                      ---------------     ---------------

                      Stockholders' Equity
Capital stock (Note 8)                                                       15,195               9,500
   Authorized:
     100,000,000 common shares of $0.001 par value
   Issued:
       15,194,800 (December 31, 1998 - 9,500,000)
                         common shares
Additional paid-in capital                                                1,159,881             181,688
Deficit                                                                    (446,891)           (149,952)
                                                                      ---------------     ---------------

                                                                            728,185              41,236
                                                                      ---------------     ---------------

                                                                  $         794,501   $          55,688
                                                                      ===============     ===============

---------------------------------------------------------------------------------------------------------






        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
Powertech, Inc.
(A Development Stage Company)
Consolidated Statement of Operations
(expressed in U.S. dollars)

                                                      For the                                 For the
                                                  Period from         Six Months          Period from
                                                 Inception to              Ended         Inception to
                                                     June 30,           June 30,         December 31,
                                                         1999               1999                 1998
--------------------------------------------------------------------------------------------------------

Revenue
   Interest                                   $           7,730   $           7,730   $                -
                                                  ---------------     ---------------     ---------------

Expenses
   Marketing and sales
     Advertising                                          1,108               1,108                    -
     Salaries and benefits                               44,148              44,148                    -
     Travel and entertainment                             8,765               8,765                    -
                                                  ---------------     ---------------     ---------------

                                                         54,021              54,021                    -
                                                  ---------------     ---------------     ---------------
   Product development
     Salaries and benefits                               79,492              79,492                    -
     Travel and entertainment                               480                 480                    -
                                                  ---------------     ---------------     ---------------

                                                         79,972              79,972                    -
                                                  ---------------     ---------------     ---------------
   General and administration
     Bank charges                                           203                 203                    -
     Communication                                       14,223              11,473                2,750
     Computer and office supplies                        54,970              25,483               29,487
     Consulting                                         110,250                   -              110,250
     Depreciation                                         5,793               5,793                    -
     Employee relocation                                  1,872               1,872                    -
     Foreign exchange loss                                3,280               3,280                    -
     Professional fees                                   75,975              70,510                5,465
     Rent                                                 6,639               6,639                    -
     Salaries and benefits                               42,240              42,240                    -
     Travel and entertainment                             5,183               3,183                2,000
                                                  ---------------     ---------------     ---------------

                                                        320,628             170,676              149,952
                                                  ---------------     ---------------     ---------------

   Total expenses                                       454,621             304,669              149,952
                                                  ---------------     ---------------     ---------------

Net loss                                      $        (446,891)  $        (296,939)  $         (149,952)
                                                  ---------------     ---------------     ---------------

Weighted average number of shares
   Outstanding                                         7,688,011          13,963,136           2,995,436
                                                  ===============     ===============     ===============

Loss per share - basic and diluted            $           (0.06)  $           (0.02)  $          (0.05)
                                                  ===============     ===============     ===============

---------------------------------------------------------------------------------------------------------



        See accompanying notes to the consolidated financial statements.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Consolidated Statement of Cash Flows
(expressed in U.S. dollars)

                                                      For the                                 For the
                                                  Period from         Six Months          Period from
                                                 Inception to              Ended         Inception to
                                                     June 30,           June 30,         December 31,
                                                         1999               1999                 1998
---------------------------------------------------------------------------------------------------------


Cash derived from (applied to)

   Operating
     Net loss                                 $        (446,891)  $        (296,939)  $         (149,952)
     Depreciation                                         5,793               5,793                    -
     Shares issued for services rendered                 35,500                   -               35,500
     Change in non-cash operating
       working capital
       Prepaids                                          (6,088)             (6,088)                   -
       Receivables                                       (2,314)             (2,314)                   -
       Accounts payable and accruals                     28,425              15,814               12,611
                                                  ---------------     ---------------     ---------------

                                                       (385,575)           (283,734)            (101,841)
                                                  ---------------     ---------------     ---------------
   Financing
     Shares issued for cash                           1,080,003             979,003              100,000
     Share subscriptions received                        54,688              55,688                    -
     Payment of promissory notes
       payable by subsidiary company
       (Note 3)                                        (127,373)           (127,373)                   -
                                                  ---------------     ---------------     ---------------

                                                      1,007,318             907,318              100,000
                                                  ---------------     ---------------     ---------------
   Investing
     Acquisition of capital assets                     (107,176)           (107,176)                   -
     Advances to company controlled
       by a shareholder                                 (16,463)            (16,463)                   -
     Cash assumed on acquisition of
       subsidiary                                        34,113              34,113                    -
                                                  ---------------     ---------------     ---------------

                                                        (89,526)            (89,526)                   -
                                                  ---------------     ---------------     ---------------

Net increase (decrease) in cash                         532,217             534,058               (1,841)

Cash and term deposits (bank indebtedness)

   Beginning of period                                        -              (1,841)                   -
                                                  ---------------     ---------------     ---------------

   End of period                              $         532,217   $         532,217   $           (1,841)
                                                  ===============     ================    ===============

--------------------------------------------------------------------------------------------------------

Non-cash items not included in cash flows:
   Shares issued for subscription
     receivable                               $          55,688   $               -   $           55,688
   Shares issued for services                 $           1,000   $               -   $            1,000
   Shares issued to acquire subsidiary        $           4,885   $           4,885   $                -

--------------------------------------------------------------------------------------------------------



        See accompanying notes to the consolidated financial statements.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
                 Consolidated Statement of Stockholders' Equity
                 ----------------------------------------------


-------------------------------------------------------------------------------------------------------
(expressed in U.S. dollars)
From the Date of Inception to June 30, 1999
-------------------------------------------------------------------------------------------------------

                                   Common Shares
                             ---------------------------
                                                              Additional
                                                               Paid-in
                                Shares         Amount          Capital          Deficit         Total


Common stock issued to
   officers for services
   rendered                    1,000,000   $     1,000   $             -  $           -   $       1,000

Common stock issued by
   offering at $.03125 per
   share                       4,950,000         4,950           149,738              -         154,688

Common stock issued by
   offering at $.01 per
   share                       3,550,000         3,550            31,950              -          35,500

Net loss for the period
   from inception to
   December 31, 1998                   -             -                 -       (149,952)       (149,952)
                             -------------    ----------    -------------    ------------    -----------

Balance,
   December 31, 1998           9,500,000         9,500           181,688       (149,952)         41,236

Common shares issued
   for cash net of share
   issuance costs of
   $33,247                       809,800           810           978,193              -         979,003

Common shares issued on
   acquisition of
   NETSentry Technology
   Inc. (Note 3)               4,885,000         4,885                 -              -           4,885

Net loss for the six months
   ended June 30, 1999                 -             -                 -       (296,939)       (296,939)
                             -------------    ----------    -------------    ------------    -----------

Balance, June 30, 1999        15,194,800   $    15,195   $     1,159,881  $    (446,891)  $     728,185
                             =============    ==========    =============    ============    ===========
--------------------------------------------------------------------------------------------------------




        See accompanying notes to the consolidated financial statements.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(expressed in U.S. dollars)
June 30, 1999

-------------------------------------------------------------------------------

1. Operations and going concern

The company was incorporated under the laws of the State of Nevada on May 4, 1998 to engage in the business of internet software and hardware development.

On February 11, 1999, the company acquired all the issued and outstanding common shares of NETSentry Technology Inc., a Vancouver, Canada based company in business to develop and exploit technologies that improve the efficiency, reliability and recoverability of internet protocol networks.

The company has commenced its planned principal operations through its newly acquired subsidiary, however, it has not yet earned any revenue therefrom and the technologies that it intends to develop will require cash significantly in excess of its current resources. The ability of the company to develop these technologies into marketable products is dependent on management's ability to obtain adequate additional financing, develop commercially saleable products and to achieve profitable operations. It will be necessary for the company to raise such additional funds in the coming year for the continued development and marketing of its technologies.

--------------------------------------------------------------------------------

2. Summary of significant accounting policies

                                Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

                                  Consolidation

These financial statements include the accounts of the company and its wholly-owned subsidiary, NETSentry Technology Inc. All intercompany transactions and balances have been eliminated.

                                 Capital assets

Capital assets are recorded at cost less accumulated depreciation. Depreciation is provided for at the following rates and methods:

Office equipment                       20%, straight line method
Computer hardware                      30%, straight line method
Computer software                      50%, straight line method
Furniture and fixtures                 20%, straight line method
Leasehold improvements                 straight line over the term of the lease

Depreciation is recorded at one-half the annual rate in the year of acquisition.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(expressed in U.S. dollars)
June 30, 1999
-------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

                                   Technology

The acquisition cost of the ProbeNET technology (Note 5) has been capitalized. All costs incurred to develop this technology will be expensed as incurred. The capitalized technology acquisition costs will be amortized over a period to be determined by management once the company commences its marketing and distribution of this product.

Should management determine that the product will not achieve commercial viability, the capitalized acquisition costs will be written off to operations when that determination is made.

                              Financial instruments

The company has financial instruments that include cash, receivables and payables and amounts due from a company controlled by a shareholder. The carrying value of these financial instruments approximates their fair value.

                          Foreign currency translation

The company considers the U.S. dollar its functional currency.

Monetary assets and liabilities resulting from foreign currency transactions are translated into United States dollars using the year end conversion rates. Revenues, expenses, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in earnings for the period.

                             Statement of cash flows

For the purpose of the statement of cash flows, the company considers cash on hand and balances with banks, net of overdrafts, and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.

                              Deferred income taxes

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets or liabilities are determined by applying the presently enacted tax rates and laws.

A valuation allowance is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(expressed in U.S. dollars)
June 30, 1999
-------------------------------------------------------------------------------

3. Due from company controlled by a shareholder

Advances to this related party are due on demand, bear no interest and are unsecured.

--------------------------------------------------------------------------------



4. Capital assets                                                       Accumulated                 Net
                                                           Cost         Depreciation          Book Value
                                                           ----         ------------          ----------


Computer hardware and software                    $     101,253   $            5,044   $          96,209
Office equipment                                          9,598                  140               9,458
Leasehold improvements                                   13,341                  441              12,900
Furniture and fixtures                                    6,480                  168               6,312
                                                     ------------    -----------------    ----------------
                                                  $     130,672   $            5,793   $         124,879
                                                     ============    =================    ================

--------------------------------------------------------------------------------

5. Acquisition

On February 12, 1999, the company acquired all the issued and outstanding shares of NETSentry Technology Inc. for 4,885,000 of its own shares. This acquisition was accounted for by the purchase method with the company being the acquirer. The results of operations of NETSentry Technology Inc. have been included in these consolidated financial statements from the date of acquisition.

   Assets acquired
     Cash                                                   $         34,113
     Receivables                                                      18,309
     Capital assets                                                   23,496
     Technology                                                       94,231
                                                               ----------------

                                                                     170,149
   Liabilities assumed
     Payables and accruals                                            37,891
     Advances from Powertech, Inc. to repay
       promissory notes payable by NETSentry                         127,373
                                                               ----------------

   Net assets acquired                                      $          4,885
                                                               =================

   Purchase price consists of:
     4,885,000 of the company's common shares               $          4,885
                                                               =================

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(expressed in U.S. dollars)
June 30, 1999
-------------------------------------------------------------------------------

6. Technology

By an agreement dated December 23, 1998, the company's newly-acquired subsidiary purchased from one of its shareholders for nominal consideration, all world-wide rights, title and interest in the internet technology known as ProbeNET.

The marketing of this technology is subject to a Memorandum of Understanding ("MOU") entered into by the company and an international computer products distributor. If development of this technology is successful, the terms of the MOU require the company to sell the ProbeNET software through the counterparty at a 50% discount from its net selling price. The term of this MOU is 24 months from the date that ProbeNET is initially released and the MOU is subject to mutually agreed annual renewal terms.

The ProbeNET technology has been recorded in these financial statements at its cost of acquisition. Management believes that the cost of acquiring the technology is not in excess of its fair market value.

--------------------------------------------------------------------------------

7. Accounts payable and accruals

Accounts payable                                $         33,626
Accruals                                                  32,690
                                                   ----------------

                                                $         66,316
                                                   ================
--------------------------------------------------------------------------------

8. Capital stock

As a result of the acquisition of NETSentry, 5,885,000 of the issued and outstanding shares are restricted securities as defined under the Securities Act of 1933 and in the future may be sold only in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder.

--------------------------------------------------------------------------------

9. Option agreement

The company's subsidiary has entered into an option agreement with a company controlled by a director and shareholder of the company. This agreement enables this subsidiary to obtain the related rights and equipment for an Internet Protocol Tester known as TestBOT for consideration consisting of $50,000 in cash and 500,000 of its common shares. This option expires on September 10, 2003.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(expressed in U.S. dollars)
June 30, 1999
-------------------------------------------------------------------------------

10. Income taxes

At June 30, 1999, the company has net operating losses carried forward of approximately $460,000 that may be offset against future taxable income from 2006 to 2011. No tax benefit has been reported in the financial statements, as the company believes that is more likely than not that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

-------------------------------------------------------------------------------

11. Commitments

The company's subsidiary has obligations under premises lease agreements. The leases provide for annual commitments as follows:

   1999                                             $         18,723
   2000                                                       37,447
   2001                                                       15,603

--------------------------------------------------------------------------------

12. Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Also, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

--------------------------------------------------------------------------------

13. Contingencies

On January 13, 1999, the Securities and Exchange Commission (SEC) announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of over the counter trading of the securities of Powertech, as a result of questions raised about the accuracy and adequacy of information publicly disclosed by the company.

A private investigation involving Powertech is being conducted by the SEC pursuant to a formal order of investigation entered by the Commission on January 26, 1999. To the company's knowledge, the investigation is continuing as of the date of this audit report.

The outcome of the temporary suspension and the investigation and the potential loss, if any, cannot be reasonably determined at this time, therefore no amount has been included in the financial statements.

                          INDEPENDENT AUDITORS' REPORT


 Board of Directors                                              October 5, 1999
 Powertech, Inc.


We have audited the accompanying balance sheet of Powertech, Inc. (A Development Stage Company), as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the partial period of May 4, 1998 (Corporate inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Powertech, Inc. (A Development Stage Company) as of December 31, 1998 and the results of its operations and cash flows for the partial period May 4, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Peter Demian
-------------------
 Peter Demian, CPA

 Demian & Company, P.C.
 Certified Public Accountants

                                 POWERTECH, INC.
                          (A Development Stage Company)
                                  Balance Sheet


                                      ASSET
                                      -----                                              December 31,
                                                                                             1998
                                                                                         ------------


CURRENT ASSET

   Stock Subscription Receivable                                                  $               55,688
                                                                                       ------------------

   TOTAL CURRENT ASSET                                                                            55,688
                                                                                       ------------------

   TOTAL ASSET                                                                    $               55,688
                                                                                       ==================
--------------------------------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

   Bank Overdraft                                                                 $                1,841
   Accounts Payable                                                                               12,611
                                                                                       ------------------

   TOTAL CURRENT LIABILITIES                                                                      14,452
                                                                                       ------------------
   TOTAL LIABILITIES                                                                              14,452
                                                                                       ------------------

STOCKHOLDERS' EQUITY

   Common Stock, $0.001 par value,
   100,000,000 authorized shares;
   9,500,000 shares issued and outstanding                                                         9,500

   Additional Paid-in Capital                                                                    181,688

   Deficit accumulated during the Development Stage                                             (149,952)
                                                                                       ------------------

   TOTAL STOCKHOLDERS' EQUITY                                                                     41,236
                                                                                       ------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $               55,688
                                                                                       ==================





   The accompanying notes are an integral part of these financial statements.

                                 POWERTECH, INC.
                          (A Development Stage Company)
                             Statement of Operations



                                                                                        From Inception
                                                                                           On May 4,
                                                                                             1998
                                                                                            Through
                                                                                         December 31,
                                                                                             1998
                                                                                         --------------


REVENUE (A DEVELOPMENT STAGE CO.)                                                 $               -0-
                                                                                       ------------------

EXPENSES:

   Consulting                                                                                    110,250
   Public Relations                                                                                2,750
   Office Administration                                                                          27,204
   Professional Fees                                                                               5,465
   Travel & Lodging                                                                                2,000
   Office Expenses                                                                                 2,283
                                                                                       ------------------

TOTAL EXPENSES:                                                                                  149,952
                                                                                       ------------------

NET LOSS (see note 2b)                                                            $             (149,952)
                                                                                       ==================
Weighted Average Number of Shares                                                              2,995,436
                                                                                       ==================
LOSS PER SHARE                                                                    $                 (.05)
                                                                                       ==================









   The accompanying notes are an integral part of these financial statements.

                                 POWERTECH, INC.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
             From Inception on May 4, 1998 Through December 31, 1998


                                                                                            Deficit
                                                                                          Accumulated
                                                                     Additional           During the
                                         Common Stock                 Paid-In             Development
                                    Shares          Amount             Capital                 Stage
                                   -------          ------           ----------           ------------


Inception date of
May 4, 1998 (see note 3)

Common Stock Issued
June 18 & Aug 14, 1998
to Officers for Services
Rendered (see note 4)               1,000,000  $         1,000

Common Stock Issued
by Offering at $.03125
per share from the
offering closed
September 10, 1998                  3,200,000            3,200  $         96,800

Common Stock Issued
by Offering at $.01
per share from the
offering closed
October 10, 1998                    3,550,000            3,550            31,950

Common Stock Issued
by Offering at $.03125
per share from the
offering closed
December 21, 1998                   1,750,000            1,750            52,938

Net Loss for Period
May 4, 1998 to
December 31, 1998                                                                 $             (149,952)
                                 -------------      -----------     -------------      ------------------

Balance as of
 December 31, 1998                  9,500,000  $         9,500  $        181,688  $             (149,952)
                                 =============      ===========     =============      ==================




   The accompanying notes are an integral part of these financial statements.

                                 POWERTECH, INC.
                          (A Development Stage Company)
                             Statement of Cash Flows

                                                                                        From Inception
                                                                                           On May 4,
                                                                                             1998
                                                                                            Through
                                                                                         December 31,
                                                                                             1998
                                                                                         ------------

CASH FLOW FROM OPERATING ACTIVITIES
Loss from operations (see note 2b)                                                $             (149,952)

Adjustment to reconcile net cash to net loss from
operations due to current liabilities                                                             12,611

Adjustment to reconcile net cash from operations
due to shares issued for services                                                                 35,500
                                                                                       ------------------

Net cash used by operating activities                                                           (101,841)

CASH FLOWS FROM INVESTING ACTIVITIES                                                               -0-

CASH FLOWS FROM FINANCING ACTIVITIES
Stock issued for cash                                                                            100,000

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD                                                                                -0-
                                                                                       ------------------

CASH (OVERDRAFT), END OF PERIOD                                                   $               (1,841)
                                                                                       ==================
                       SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid For:     Interest                                                       $                -0-
                                                                                       ==================
                   Income Taxes                                                   $                -0-
                                                                                       ==================

                          NON CASH FINANCING ACTIVITIES

Stock issued to Incorporators                                                     $                1,000
                                                                                       ==================
Shares issued for subscription receivable                                         $               55,688
                                                                                       ==================



    The accompanying notes are an integral part of these financial statements

                                 POWERTECH, INC.
                          (A Development Stage Company)

Notes to Financial Statement
                                December 31, 1998


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

              On May 4, 1998, Powertech, Inc. (the "Company") was incorporated under the laws of the State of Nevada to engage in the business of Internet software and hardware development.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method
              The Company's financial statements are prepared using the accrual method of accounting.

              b. Provision for Taxes
              At December 31, 1998, the Company has net operating loss carry forwards of approximately $149,952 that may be offset against future taxable income through 2011. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

              c. Cash Equivalents
              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              d. Estimates
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - STOCK TRANSACTIONS

              On June 18, 1998 the Board of Directors authorized a stock issuance totaling 400,000 common shares to Daniel L. Hodges for management services and organizational development services provided to the Company.

              On August 14, 1998 the Board of Directors authorized a stock issuance totaling 600,000 common shares to David Raftery and Kathy Para (300,000 each) for management services rendered.

              On August 14, 1998 the Board of Directors authorized a stock issuance totaling 6,000,000 common shares of the Company at $.03125 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed September 10, 1998. An amount of 3,200,000 common shares were issued and $100,000.00 was received.

              On September 30, 1998 the Board of Directors authorized a stock issuance of 3,550,000 common shares of the Company at $.01 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed on October 10, 1998. An amount of 3,550,000 common shares were issued in exchange for services. These services were booked at their fair market value of $35,500.

              On December 7, 1998 the Board of Directors authorized a stock issuance of 2,000,000 common shares of the Company at $.03125 per share subject to Regulation D, Rule 504 Offering Memorandum. The offering was closed on December 21, 1998. An amount of 1,750,000 common shares were issued and $54,688.00 is receivable. This amount was received after December 31, 1998.

NOTE 4 - RELATED PARTY TRANSACTIONS

              On June 18, 1998 and August 14, 1998 the officers and directors of the Company were issued a total of 1,000,000 common shares of the Company for services rendered to the Company.

              The Company neither owns nor leases any real or personal property. Office services have been provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A Company policy for handling such a conflict has not yet been formulated.

NOTE 5 - CONTINGENCIES

              On January 13, 1999, the Securities and Exchange Commission (SEC) announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of over the counter trading of the securities of Powertech, as a result of questions raised about the accuracy and adequacy of information publicly disclosed by the Company.

              A private investigation involving Powertech is being conducted by the SEC pursuant to a formal order of investigation entered by the Commission on January 26, 1999. To the Company's knowledge, the investigation is continuing as of the date of this audit report.

              The outcome of the temporary suspension and the investigation and the potential loss, if any, cannot be reasonably determined at this time, therefore no amount has been included in the financial statements.

NOTE 6 - GOING CONCERN

              The Company has not commenced commercial operations and its ability to continue as a going concern is dependent upon its success in raising substantial amounts of equity for use in developing its intended business and its administrative activities, as revenues have not yet been established. While management believes that the Company will be able to raise sufficient funds through the sale of equity or debt securities, there is no assurance that sufficient funds will be raised.

              In January 1999 the Company commenced negotiations to acquire NETSentry Technology, Inc. (a private Canadian company) for an amount to be determined of treasury stock subject to due diligence by both parties. NETSentry develops software technology for network monitoring. If and when this transaction takes place it could significantly affect the Company.

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS


To the Board of Directors and
Shareholders of NETSentry Technology Inc.


We have audited the balance sheets of NETSentry Technology Inc. as at February 11, 1999 and December 31, 1998 and the statements of operations, cash flows and stockholders' equity for the periods from January 1, 1999 to February 11, 1999 and from inception to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of NETSentry Technology Inc. as at February 11, 1999 and December 31, 1998 and the results of its operations and its cash flows for the periods from January 1, 1999 to February 11, 1999 and from inception to December 31, 1998 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






                                                        /s/ Davidson & Company
Vancouver, Canada                                      -----------------------
September 1, 1999                                        Chartered Accountants

-------------------------------------------------------------------------------

NETSentry Technology Inc.
(A Development Stage Company)
(Incorporated under the Company Act of British Columbia)
Balance Sheet
(expressed in U.S. dollars)


                                                                     February 11,        December 31,
                                                                             1999                1998
-------------------------------------------------------------------------------------------------------

Assets
Current
   Cash                                                           $          34,113   $          81,450
   Receivables                                                               18,309              20,633
                                                                      ---------------     ---------------

                                                                             52,422             102,083
Capital assets (Note 3)                                                      23,496               4,407
Technology (Note 4)                                                               1                   1
                                                                      ---------------     ---------------

                                                                  $          75,919   $         106,491
                                                                      ===============     ===============
--------------------------------------------------------------------------------------------------------

                          Liabilities
Current
   Accounts payable and accrued liabilities                       $          37,891   $           5,209
   Promissory notes payable (Note 5)                                              -             123,522
   Due to Powertech, Inc. (Note 6)                                          127,373                   -
                                                                      ---------------     ---------------

                                                                            165,264             128,731
                                                                      ---------------     ---------------

                    Shareholders' Deficiency
Capital stock (Note 7)                                                          136                 136
   Authorized:
     500,000 class "A" voting common shares without
             par value
     500,000 class "B" non-voting, redeemable, retractable preference shares without par value
   Issued:
     200,000 class "A" shares
Deficit                                                                     (89,481)            (22,376)
                                                                      ---------------     ---------------

                                                                            (89,345)            (22,240)
                                                                      ---------------     ---------------

                                                                  $          75,919   $         106,491
                                                                      ===============     ===============
---------------------------------------------------------------------------------------------------------



               See accompanying notes to the financial statements.

-------------------------------------------------------------------------------

NETSentry Technology Inc.
(A Development Stage Company)
Statement of Operations
(expressed in U.S. dollars)

                                                                         For the
                                                      For the        Period from              For the
                                                  Period from         January 1,          Period from
                                                 Inception to            1999 to         Inception to
                                                 February 11,       February 11,         December 31,
                                                         1999               1999                 1998
--------------------------------------------------------------------------------------------------------
Revenue
   Interest                                   $              23   $              23   $                -
                                                  ---------------     ---------------     ---------------

Expenses
   Marketing and sales
     Salaries and benefits                                5,399               5,399                    -
     Travel and entertainment                             1,578               1,578                    -
                                                  ---------------     ---------------     ---------------

                                                          6,977               6,977                    -
                                                  ---------------     ---------------     ---------------
   Product development
     Salaries and benefits                               12,289              12,289                    -
     Travel and entertainment                             3,533               2,670                  863
                                                  ---------------     ---------------     ---------------

                                                         15,822              14,959                  863
                                                  ---------------     ---------------     ---------------
   General and administration
     Computer and office supplies                         3,843               1,314                2,529
     Depreciation                                           343                 343                    -
     Employee relocation                                  5,506               5,506                    -
     Foreign exchange (gain)                              1,891               2,241                 (350)
     Management fees                                      8,907                   -                8,907
     Professional fees                                   34,493              27,086                7,407
     Rent                                                 1,137               1,137                    -
     Salaries and benefits                                7,361               7,361                    -
     Travel and entertainment                             3,224                 204                3,020
                                                  ---------------     ---------------     ---------------

                                                         66,705              45,192               21,513
                                                  ---------------     ---------------     ---------------

   Total expenses                                        89,504              67,128               22,376
                                                  ---------------     ---------------     ---------------

Net loss                                      $         (89,481)  $         (67,105)  $          (22,376)
                                                  ===============     ===============     ===============

Weighted average number of shares
   outstanding                                           200,000             200,000             200,000
                                                  ===============     ===============     ===============

Loss per share - basic and diluted            $           (0.45)  $           (0.34)  $           (0.11)
                                                  ===============     ===============     ===============
---------------------------------------------------------------------------------------------------------



               See accompanying notes to the financial statements.

-------------------------------------------------------------------------------

NETSentry Technology Inc.
(A Development Stage Company)
Statement of Cash Flows
(expressed in U.S. dollars)

                                                                         For the
                                                      For the        Period from              For the
                                                  Period from         January 1,          Period from
                                                 Inception to            1999 to         Inception to
                                                 February 11,       February 11,         December 31,
                                                         1999               1999                 1998
------------------------------------------------------------------------------------------------------

Cash derived from (applied to)

   Operating
     Net loss                                 $         (89,481)  $         (67,105)  $          (22,376)
     Depreciation                                           343                 343                    -
     Change in non-cash operating
       working capital
       Receivables                                      (18,309)              2,324              (20,633)
       Accounts payable and accrued
         liabilities                                     37,891              32,682                5,209
                                                  ---------------     ---------------     ---------------

                                                        (69,556)            (31,756)             (37,800)
                                                  ---------------     ---------------     ---------------

   Financing
     Issuance of promissory notes                       123,522                   -              123,522
     Issuance of capital stock                              136                   -                  136
     Repayment of promissory notes                     (127,373)           (127,373)                   -
     Foreign exchange gain on financing
       activities                                         3,851               3,851                    -
     Advances from Powertech, Inc.                      127,373             127,373                    -
                                                  ---------------     ---------------     ---------------

                                                        127,509               3,851              123,658
                                                  ---------------     ---------------     ---------------

   Investing
     Acquisition of capital assets                      (23,839)            (19,432)              (4,407)
     Acquisition of technology right                         (1)                  -                   (1)
                                                  ---------------     ---------------     ---------------

                                                        (23,840)            (19,432)              (4,408)
                                                  ---------------     ---------------     ---------------

Net increase (decrease) in cash                          34,113             (47,337)              81,450

Cash

   Beginning of period                                        -              81,450                    -
                                                  ---------------     ---------------     ---------------

   End of period                              $          34,113   $          34,113   $           81,450
                                                  ===============     ===============     ===============
---------------------------------------------------------------------------------------------------------






               See accompanying notes to the financial statements.

-------------------------------------------------------------------------------

NETSentry Technology Inc.
(A Development Stage Company)
                                         Statement of Stockholders' Equity
                                         ---------------------------------
--------------------------------------------------------------------------------
(expressed in U.S. dollars)
From the Date of Inception to February 11, 1999
-------------------------------------------------------------------------------


                                                  Common Shares
                                           ----------------------------

                                              Shares          Amount          Deficit          Total

Common shares issued on
   incorporation                               200,000   $         136  $             -  $          136

Net loss for the period from
   inception to December 31, 1998                    -               -          (22,376)        (22,376)
                                           -------------    -----------     ------------    ------------

Balance,
   December 31, 1998                           200,000             136          (22,376)        (22,240)

Net loss for the period January 1,
   1999 to February 11, 1999                         -               -          (67,105)        (67,105)
                                           -------------    -----------     ------------    ------------

Balance, February 11, 1999                     200,000   $         136  $       (89,481) $      (89,345)
                                           =============    ===========     ============    ============
--------------------------------------------------------------------------------------------------------





               See accompanying notes to the financial statements.

-------------------------------------------------------------------------------

NETSentry Technology Inc.
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)
February 11, 1999
-------------------------------------------------------------------------------

1. Nature of operations

The company was incorporated under the Company Act of British Columbia on May 22, 1998. The company's business is to develop and exploit technologies that improve the efficiency, reliability and recoverability of internet protocol networks.

The company has commenced its planned principal operations, however, it has not yet earned any revenue therefrom and the technologies that it intends to develop will require cash significantly in excess of its current resources. The ability of the company to develop these technologies into marketable products is dependent on management's ability to obtain adequate additional financing and to achieve profitable operations. It will be necessary for the company to raise such additional funds in the coming year for the continued development of its technologies.

-------------------------------------------------------------------------------

2. Summary of significant accounting policies

                                Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

                                 Capital assets

Capital assets consist of computer hardware and are recorded at cost less accumulated depreciation. Depreciation is provided for at the following rates and methods:

 Office equipment                      20%, straight line method
 Computer hardware                     30%, straight line method
 Computer software                     50%, straight line method
 Furniture and fixtures                20%, straight line method
 Leasehold improvements                straight line over the term of the lease

Depreciation is recorded at one-half the annual rate in the year of acquisition.

                              Financial instruments

The company has financial instruments that include cash, receivables and payables, amounts due to Powertech, Inc. and promissory notes payable. The carrying value of these financial instruments approximates their fair value.

-------------------------------------------------------------------------------

NETSentry Technology Inc.
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)
February 11, 1999

-------------------------------------------------------------------------------




3. Capital assets                                                    February 11,          December 31,
                                                                             1999                  1998
                                                                     ------------          ------------

                                                 Accumulated            Net                         Net
                                Cost            Depreciation           Book Value            Book Value
                                                ------------           ----------            ----------


Computer
   hardware               $      20,536   $              312   $           20,224   $             4,407
Office equipment                    565                    5                  560                     -
Furniture and
   fixtures                       2,632                   22                2,610                     -
Software                            106                    4                  102                     -
                             ------------    -----------------    -----------------    -----------------

                          $      23,839   $              343   $           23,496   $             4,407
                             ============    =================    =================    =================
--------------------------------------------------------------------------------------------------------

4. Technology

Pursuant to an agreement dated December 23, 1998, the company purchased from one of its shareholders for nominal consideration, all world-wide rights, title and interest in the internet technology known as ProbeNET.

The marketing of this technology is subject to a Memorandum of Understanding ("MOU") entered into by the company and an international computer products distributor. If development of this technology is successful, the terms of the MOU require the company to sell the ProbeNET software through the counterparty at a 50% discount from its net selling price. The term of this MOU is 24 months from the date that ProbeNET is initially released and the MOU is subject to mutually agreed annual renewal terms.

--------------------------------------------------------------------------------


5. Promissory notes payable                                          February 11,          December 31,
                                                                             1999                  1998
                                                                     ------------          ------------

Unsecured promissory note due February 1, 1999,
   convertible at the option of the company at a price
   of Cdn. $20.77 per class "A" common share                   $                -   $            65,110
Unsecured promissory note due February 1, 1999,
   convertible at the option of the company at a price
   of Cdn. $20.77 per class "A" common share                                    -                58,412
                                                                  -----------------    ------------------

                                                               $              Nil   $           123,522
                                                                  =================    ==================


These promissory notes were repaid on behalf of the company by Powertech, Inc. on February 1, 1999.

-------------------------------------------------------------------------------
NETSentry Technology Inc.
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)
February 11, 1999
-------------------------------------------------------------------------------

6. Due to Powertech, Inc.

Amounts due to Powertech, Inc. are unsecured, bear no interest and are due on demand. On February 11, 1999, Powertech, Inc. acquired all of the company's outstanding common shares.

-------------------------------------------------------------------------------



7. Capital stock                                                     February 11,          December 31,
                                                                             1999                  1998
                                                                     ------------          ------------


Authorized:
   500,000 class "A" voting common shares without
           par value
   500,000 class "B" non-voting, redeemable,
           retractable preference shares
           without par value
Issued:
   200,000 class "A" shares                                    $              136   $               136
                                                                  =================    ==================
---------------------------------------------------------------------------------------------------------

8. Option agreement

The company has entered into an option agreement with a company controlled by one of its shareholders. This agreement enables the company to obtain the related rights and equipment for an Internet Protocol Tester known as TestBOT for consideration consisting of $50,000 in cash and 48,884 of NETSentry's common shares. This option expires on September 10, 2003.

Subsequent to year end, the consideration under this option was amended to $50,000 cash and 500,000 Powertech, Inc. common shares.

-------------------------------------------------------------------------------

9. Related party transaction

During the period from inception to December 31, 1998, $8,907 was paid to the company's shareholders for management fees.

-------------------------------------------------------------------------------
NETSentry Technology Inc.
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)
February 11, 1999
-------------------------------------------------------------------------------

10. Commitments

The company has obligations under premises lease agreements. The leases provide for annual commitments as follows:

   1999                                            $         18,723
   2000                                                      37,447
   2001                                                      15,603

-------------------------------------------------------------------------------

11. Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Also, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the effects of customers, suppliers, or other third parties, will be fully resolved.

Notice to Reader







We have reviewed, as to the compilation only, the accompanying unaudited pro-forma consolidated statement of operations of Powertech, Inc. for the period from inception, May 4, 1998, to December 31, 1998 and for the six month period ended June 30, 1999. In our opinion, the unaudited pro-forma consolidated statement of operations has been properly compiled to give effect to the acquisition of NETSentry Technology Inc. as if it had occurred on May 4, 1998.








                                                        /s/ Davidson & Company
Vancouver, Canada                                      ------------------------
September 1, 1999                                       Chartered Accountants

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Pro-Forma Consolidated Statement of Operations
(expressed in U.S. dollars)
For the Period from Inception to December 31, 1998
(Unaudited - See Notice to Reader)
-------------------------------------------------------------------------------



                                                NETSentry                                  Pro-Forma
                                              Technology Inc.         Powertech, Inc.     Consolidated
                                              ---------------         ---------------     -------------


Expenses
   Product development
     Travel and entertainment         $                  863  $                    -  $             863
                                           ------------------      ------------------     ---------------

   General and administration
     Bank charges                                          -                       -                  -
     Communication                                       542                   2,750              3,292
     Computer and office supplies                      1,987                  29,487             31,474
     Consulting                                        8,907                 110,250            119,157
     Foreign exchange (gain)                            (350)                      -               (350)
     Professional fees                                 7,407                   5,465             12,872
     Travel and entertainment                          3,020                   2,000              5,020
                                           ------------------      ------------------     ---------------

                                                      21,513                 149,952            171,465
                                           ------------------      ------------------     ---------------

   Total expenses                                     22,376                 149,952            171,465
                                           ------------------      ------------------     ---------------

Net loss                              $              (22,376) $             (149,952) $        (171,465)
                                           ==================      ==================     ===============
Weighted average number of
   shares outstanding                                                                          2,995,436
                                                                                          ===============
Net loss per share                                                                    $           (0.06)
                                                                                          ===============
---------------------------------------------------------------------------------------------------------


  See accompanying note to the pro-forma consolidated statement of operations.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Pro-Forma Consolidated Statement of Operations
(expressed in U.S. dollars)
For the Six Month Period Ended June 30, 1999
(Unaudited - See Notice to Reader)
-------------------------------------------------------------------------------



                                                   NETSentry                                 Pro-Forma
                                              Technology Inc.         Powertech, Inc.     Consolidated
                                              ---------------         ---------------     -------------


Revenue
   Interest                           $                   50  $                7,703  $           7,753
                                           ------------------      ------------------     ---------------

Expenses
   Marketing and sales
     Advertising                                       1,108                       -              1,108
     Salaries and benefits                            49,551                       -             49,551
     Travel and entertainment                         10,344                       -             10,344
                                           ------------------      ------------------     ---------------

                                                      61,003                       -             61,003
                                           ------------------      ------------------     ---------------
   Product development
     Salaries and benefits                            91,787                       -             91,787
     Travel and entertainment                          3,150                       -              3,150
                                           ------------------      ------------------     ---------------

                                                      94,937                       -             94,937
                                           ------------------      ------------------     ---------------
   General and administration
     Bank charges                                        129                      74                203
     Communication                                    11,473                       -             11,473
     Computer and office supplies                      6,680                  20,118             26,798
     Depreciation                                      6,293                       -              6,293
     Employee relocation                               7,378                       -              7,378
     Professional fees                                36,175                  71,445            107,620
     Rent                                              7,776                       -              7,776
     Salaries and benefits                            40,603                   9,000             49,603
     Travel and entertainment                          2,142                   1,245              3,387
                                           ------------------      ------------------     ---------------

                                                     118,649                 101,882            220,531
                                           ------------------      ------------------     ---------------

   Total expenses                                    274,589                 101,882            376,471
                                           ------------------      ------------------     ---------------

Net loss                              $             (274,539) $              (94,179) $        (368,718)
                                           ==================      ==================     ===============
Weighted average number of
   shares outstanding                                                                          7,688,011
                                                                                          ===============
Net loss per share                                                                    $           (0.05)
                                                                                          ===============
---------------------------------------------------------------------------------------------------------


  See accompanying note to the pro-forma consolidated statement of operations.

-------------------------------------------------------------------------------

Powertech, Inc.
(A Development Stage Company)
Note to the Pro-Forma Consolidated Statement of Operations
(expressed in U.S. dollars)
June 30, 1999
(Unaudited - See Notice to Reader)
-------------------------------------------------------------------------------

1. Basis of presentation

This pro-forma consolidated statement of operations has been prepared to demonstrate the results of operations of the company as if the acquisition of NETSentry Technology Inc. had occurred on the date of inception of Powertech, Inc., May 4, 1998. The pro-forma results of operations are not necessarily indicative of future financial results.

                                    PART III


Item 1. Index to Exhibits.

                                                                                                Sequential
Exhibit No.                Description                                                           Page No.
-----------                -----------                                                           --------


(2)(a)                     Corporate Charter of Powertech, Inc.                                      48

(2)(b)                     Bylaws of Powertech, Inc.                                                 56

(6)(a)                     Non-Competition Agreement dated
                           February 12, 1999 between Dragos Ruiu
                           and NETSentry Technology Inc.                                             79

(6)(b)                     Non-Competition Agreement dated
                           February 12, 1999 between Randy Voldeng
                           and NETSentry Technology Inc.                                             86

(6)(c)                     NETSentry Technology Inc. $100,000
                           (CDN) Promissory Note dated
                           December 3, 1998, to Dan Para                                             93

(6)(d)                     Agreement dated February 12, 1999 between Powertech,
                           Randy Voldeng, Dragos Ruiu and Dan Para                                   95

(6)(e)                     Assignment Agreement dated
                           December 23, 1998 between Dragos
                           Ruiu and Dragostech.com Inc. and
                           NETSentry Technology Inc.                                                 98

(6)(f)                     Memorandum of Understanding dated
                           May 15, 1998 between NETSentry Technology Inc.
                           and Hewlett-Packard Network System
                           Test Division  [confidential treatment of all]                           101

(6)(g)                     Asset Purchase and Sale Agreement made August 1998
                           between Dragostech.com Inc. and NETSentry Techonology
                           Inc.                                                                    104

(8)(a)                     Share Purchase Agreement between Powertech, Inc.
                           and Randy Voldeng and Dragos Ruiu, dated for
                           reference January 11, 1999                                               111

(8)(b)                     Amending Agreement among Randy Voldeng and
                           Dragos Ruiu and Powertech, Inc., dated for reference
                           January 29, 1999                                                         138

(8)(c)                     Mutual Waiver dated February 12, 1999                                    144


Item 2. Description of Exhibits.

Form 1-A
Exhibit No.       Description
-----------       -----------

(2)               Charter and Bylaws. See Exhibit Nos. 2(a) and 2(b), above.

(6)               Material Contracts.  See Exhibit Nos. 6(a) - 6(f), above.

(8) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession. See Exhibit Nos. 8(a) - 8(c), above.



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           POWERTECH, INC.


Date October 12, 1999                       By   /s/Randy Voldeng
---------------------                         ------------------------
                                              Randy Voldeng, President

                                INDEX TO EXHIBITS
                                -----------------



Exhibit No.                Description                                                           Page No.
-----------                -----------                                                           --------



(2)(a)                     Corporate Charter of Powertech, Inc.

(2)(b)                     Bylaws of Powertech, Inc.

(6)(a)                     Non-Competition Agreement dated
                           February 12, 1999 between Drago Ruiu
                           and NETSentry Technology Inc.

(6)(b)                     Non-Competition Agreement dated
                           February 12, 1999 between Randy Voldeng
                           and NETSentry Technology Inc.

(6)(c)                     NETSentry Technology Inc. $100,000
                           (CDN) Promissory Note dated
                           December 3, 1998, to Dan Para

(6)(d)                     Agreement dated February 12, 1999
                           Randy Voldeng, Dragos Ruiu and Dan Para

(6)(e)                     Assignment Agreement dated
                           December 23, 1998 between Dragos
                           Ruiu and Dragostech.com Inc. and
                           NETSentry Technology Inc.

(6)(f)                     Memorandum of Understanding dated
                           May 15, 1998 between NETSentry Technology Inc.
                           and Hewlett-Packard Network System
                           Test Division

(6)(g) Asset Purchase Agreement and Sale Agreement dated as of August 1998 between Dragostech.com, Inc and NETSentry Technology, Inc. and Amendment dated
                           September 10, 1998

(8)(a)                     Share Purchase Agreement between Powertech, Inc.
                           and Randy Voldeng and Dragos Ruiu, dated for reference January 11, 1999

(8)(b)                     Amending Agreement among Randy Voldeng and
                           Dragos Ruiu and Powertech, Inc., dated for reference
                           January 29, 1999

(8)(c)                     Mutual Waiver dated February 12, 1999


                            Description of Exhibits.
                            ------------------------
Form 1-A
Exhibit No.         Description
-----------         -----------

(2)                 Charter and Bylaws.  See Exhibit Nos. 2(a) and 2(b), above.

(6)                 Material Contracts.  See Exhibit Nos. 6(a) - 6(f), above.

(8) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession. See Exhibit Nos. 8(a) - 8(c), above.